FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of July 30, 2003



                         TUBES OF STEEL OF MEXICO, S.A.
                 (Translation of Registrant's name into English)


                         TUBOS DE ACERO DE MEXICO, S.A.
                             Edificio Parque Reforma
                               Campos Eliseos #400
                           Mexico, D.F., 11560 Mexico
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No
                                 -------- -----


       If "Yes" is marked, indicate below the file number assigned to the
             registrant in connection with Rule 12g3-2(b): 82-    .
                                                              ----

This report on Form 6-K, which contains a copy of the press release issued by Tubos de Acero de Mexico,S.A. on July 28, 2003, announcing its unaudited results for the second quarter and first half of 2003, shall be incorporated by reference into the registration statement on Form F-4 (File 333-106778) of Tenaris S.A.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 30, 2003



                         Tubos de Acero de Mexico, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Affairs

Tamsa Announces 2003 Second Quarter and First Half Unaudited Results

MEXICO CITY (July 28, 2003) - Tubos de Acero de Mexico, S.A. (AMEX: TAM) today announced its results for the second quarter and six-month period ended June 30, 2003.

All figures are in thousands of Mexican pesos, except per share/ADR data, with purchasing power as of June 30, 2003.

Second Quarter 2003 Results Highlights
(2Q03 vs. 2Q02)

-    Domestic oil related sales volume grew by 83.1%

-    Non-oil related sales volume grew by 11.3%

Results for the Second Quarter of 2003

Net income during the second quarter of 2003 totaled Ps.300,807, compared to Ps.429,623 in the same period of 2002. This result is mainly due to a lower operating profit and net higher income taxes, given that the income tax of the second quarter of 2002 included the tax benefit obtained from a favorable court judgement for tax inequality, partially offset by a comprehensive financing gain, as well as to a gain from associated companies. Net income corresponding to majority shareholders during the second quarter of 2003 totaled Ps.300,414, compared to Ps.459,619 in the same period of 2002.

Net earnings per share during the second quarter of 2003 were Ps.0.89, compared to Ps.1.27 in the same period of 2002. Net earnings per ADR (one ADR = five shares) during the second quarter of 2003 were Ps.4.44, compared to Ps.6.33 during the same period of 2002. Net earnings per share for majority shareholders were Ps.0.89 and Ps.1.35 in the second quarter of 2003 and 2002, respectively.

Net sales were Ps.1,813,608 during the second quarter of 2003, representing an increase of 14.1% when compared to the same period of 2002, when sales were Ps.1,589,217. This increase resulted from an improvement in sales in the oil and non-oil domestic markets due to higher average selling prices of certain specialized pipes with higher added value, partially offset by lower sales to the export market.

Sales volume during the second quarter of 2003 remained practically stable, at 165,931 metric tons, compared to 165,968 metric tons in the same period of 2002.

Domestic sales volume to oil-related customers totaled 39,303 metric tons in the second quarter of 2003 (the highest level of sales volume since the fourth quarter of 1997), compared to 21,468 metric tons in the same period of 2002. This increase of 83.1% during the quarter was due to higher demand from Pemex in the Southern and Gulf regions of Mexico where products require higher added value and the ability to reach greater depths, as a result of higher exploration and production spending in these regions.

Domestic sales volume to non-oil related customers totaled 12,610 metric tons in the second quarter of 2003, compared to 11,327 metric tons during the same period of 2002. This increase of 11.3% was mainly due to a slight recovery in the industrial sector.

Export sales volume in the second quarter of 2003 totaled 103,953 metric tons, compared to 120,157 metric tons in the same period of 2002. This 13.5% decrease was due to lower demand in Africa and the Middle East, which was partially offset by higher sales volume in North America (both in the United States and Canada).

Tavsa's sales volume during the second quarter of 2003 totaled 4,949 metric tons, compared to 7,342 metric tons in the same period of 2002. This 32.6% decrease was the result of lower demand by PDVSA and the slow recovery of the oil sector in Venezuela due to adverse political conditions.

Cost of products sold, expressed as a percentage of net sales, was 66.7% in the second quarter of 2003, compared to 62.1% in the same period of 2002. This increase in costs was mainly due to higher raw material prices, energy costs and a provision for obsolete inventories.

Selling, general and administrative expenses (SG&A) in the second quarter of 2003, as a percentage of net sales, were 18.2%, compared to 17.4% in the same period of 2002. Selling expenses, as a percentage of net sales, remained practically at the same levels, at 10.7% in the second quarter of 2003, from 10.4% in the same period of 2002. This increase was mainly due to higher shipping costs and expenses related to export sales during the second quarter of 2003 when compared to the same period of 2002. General and administrative expenses in the second quarter of 2003 increased to 7.5% as a percentage of net sales compared to 7.1% in the same period of 2002, as a result of Tamsa's expenses related to IT systems, corporate management and marketing communications.

Operating profit was Ps.273,090 during the second quarter of 2003, compared to Ps.325,076 in the same period of 2002, representing a decrease of 16.0%. This decrease in operating profit was mainly due to higher cost of products sold as well as higher SG&A expenses. Operating profit plus depreciation and amortization during the second quarter of 2003 totaled Ps.409,319, or 22.6% of net sales, compared to Ps.445,496, or 28.0% of net sales during the same period of 2002.

Tamsa's comprehensive financing result during the second quarter of 2003 represented a gain of Ps.10,815, compared to a cost of Ps.137,121 in the same period of 2002. This gain was primarily due to a lower exchange-related loss of Ps.17,215 in the second quarter of 2003, compared to a loss of Ps.131,001 in the same period of 2002; a net interest income of Ps.8,623 in the second quarter of 2003, due to the cancellation of the provision of accrued interest of Amazonia's convertible debentures, compared to a net interest expense of Ps.12,403 in the same period of 2002; and a higher net monetary gain of Ps.19,407 in the second quarter of 2003, compared to Ps.6,283 in the same period of 2002.

Other income totaled Ps.20,053 in the second quarter of 2003, compared to other expenses of Ps.8,529 in the same period of 2002.

Income tax, asset tax and employee statutory profit sharing provisions totaled Ps.150,445 in second quarter of 2003, compared to a credit of Ps.268,873 in the same period of 2002, this result reflects: a higher income tax that totaled Ps.134,710 during the second quarter of 2003, compared to Ps.115,390, in the same period of 2002; a lower profit sharing provisions of Ps.20,253 compared to Ps.36,017 in the same period of 2002; a higher asset tax of Ps.632 compared to Ps.314 in the second quarter of 2002, and a benefit of Ps.5,150 compared to Ps.420,594 mainly from a favorable court judgement for tax inequality and other tax benefits. A net deferred tax credit of Ps.21,665 was registered in the second quarter of 2003, compared to a charge of Ps.72,363 in the same period of 2002.

During the second quarter of 2003, the gain from associated companies equaled Ps.125,629, compared to a gain of Ps.53,687 during the same period of the previous year. This result is due to an improve in operating results at Sidor, as well as the recognition of a gain in the net effect of Sidor's debt restructure.

Tavsa's net gain during the second quarter of 2003 was Ps.1,311, compared to a net loss of Ps.99,988 for the same period of 2002. This gain was mainly the result of a lower exchange related loss. Minority interest associated with these results represented a gain of Ps.393 in the second quarter of 2003, compared to a loss of Ps.29,996 in the same period of 2002.

Results for the First Half of 2003

Net income during the first half of 2003 totaled Ps.405,465, compared to Ps.519,275 in the same period of 2002. This result during the first half of 2003 was due to a lower operating profit, and net higher income taxes, given that the income tax of the second quarter of 2002 included the tax benefit obtained from a favorable court judgement for tax inequality, partially offset by a comprehensive financing gain, as well as a gain from associated companies. Net income corresponding to majority shareholders during the first half of 2003 totaled Ps.411,441, compared to Ps.559,013 in the same period of 2002.

Net earnings per share during the first half of 2003 were Ps.1.20, compared to Ps.1.53 in the same period of 2002. Net earnings per ADR (one ADR = five shares) during the first halves of 2003 and 2002 were Ps.5.98 and Ps.7.65 respectively. Net earnings per share for majority shareholders were Ps.1.21 during the first half of 2003 and Ps.1.65 in the same period of 2002.

During the first half of 2003 net sales were Ps.3,532,030, representing a 12.7% increase when compared to the same period of 2002. This increase in net sales was mainly attributable to an improvement in sales to the oil and non-oil domestic markets with higher average selling prices due to sales of certain specialized pipes with higher added value, partially offset by lower sales to the export market.
Total sales volume during the first half of 2003 amounted to 332,080 metric tons, or a 3.8% decrease from 345,173 metric tons in the same period of 2002. This decrease was mainly due to a 14.9% reduction in export sales volume, partially offset by an increase in the domestic sales volume to oil and non-oil related customers, which represented 69.4% and 18.2% respectively, and an increase of 12.5% in the sales volume of steel bars.

Domestic sales volume to oil-related customers totaled 67,925 metric tons in the first half of 2003, compared to 40,101 metric tons in the same period of the previous year. This increase in sales was due to higher demand from Pemex, mainly in the Southern and Gulf regions of Mexico, where products require higher added value and the ability to reach greater depths, as a result of higher levels of investment during the first half of 2003 in these regions.

Sales volume to non-oil related domestic customers totaled 24,830 metric tons in the first half of 2003, from 21,008 metric tons during the same period of 2002. This increase was mainly due to the slight recovery in the industrial sector, including the manufacturing and automotive industries in Mexico, which had been depressed, as well as some special projects.

Export sales volume during the first half of 2003 totaled 220,231 metric tons, compared to 258,862 metric tons during the same period of the previous year.

This decrease was due to the termination of some projects in Africa and reduced drilling activity in Middle East, which was partially offset by higher sales volume in North America (both in the United States and Canada) and the the Far East.

Tavsa's sales volume totaled 9,487 metric tons in the first half of 2003, compared to 15,245 metric tons in the same period of 2002, representing a decrease of 37.8%, reflecting the lower demand by PDVSA and a drop in exploration and production activities in the oil sector in Venezuela that have been affected as a result of adverse political conditions.

Cost of products sold, expressed as a percentage of net sales was 63.9% in the first half of 2003, compared to 61.0% in the same period of 2002. This increase in costs was mainly due to higher raw material prices, energy costs and a provision for obsolete inventories.

SG&A in the first half of 2003, as a percentage of net sales, were 17.7%, compared to 18.1% in the same period of 2002. Selling expenses in the first half of 2003 maintained practically at the same levels from those incurred during the first half of 2002, representing 10.8% and 10.7% of net sales, respectively. General and administrative expenses in the first half of 2003 remained stable as well, at 7.0% of net sales, compared to 7.3% in the same period of 2002.

Operating profit was Ps.646,781 during the first half of 2003, compared to Ps.653,621 in the same period of 2002, a decrease of 1.0%. This decrease in operating profit was mainly due to higher cost of products sold and SG&A, partially offset by higher net sales. Operating profit plus depreciation and amortization during the first half of 2003 totaled Ps.899,014, or 25.5% of net sales, compared to Ps.878,304, or 28.0% of net sales during the same period of 2002.

Tamsa's comprehensive financing result during the first half of 2003 represented a gain of Ps.12,224, compared to a cost of Ps.172,241 in the same period of 2002. The main factor that contributed to this gain was a lower exchange related loss of Ps.29,418, compared to an exchange related loss of Ps.175,766 during the same period of 2002; a net interest income of Ps.4,549 in the first half 2003, compared to a net interest expense of Ps.23,926 in the same period of 2002; and a higher net monetary gain of Ps.37,093 during the first half of 2003, compared to Ps.27,451 in the same period of 2002.

During the first half of 2003, other income totaled Ps.26,201, compared to other expenses of Ps.4,349 in the same period of 2002.

Income tax, asset tax and employee statutory profit sharing provisions totaled Ps.340,561 in the first half of 2003, compared to a credit of Ps.25,169 in the same period of 2002. This result reflects: a lower income tax that totaled Ps.316,110 during the first half of 2003, compared to Ps.319,574 in the same period of 2002; a lower profit sharing provisions of Ps.62,549, compared to Ps.75,409 in the same period of 2002; a higher asset tax of Ps.1,268 compared to Ps.847 in the first half of 2002, and a benefit of Ps.39,366, mainly as a result of a fiscal stimulus related to investments in research and technology compared to Ps.421,001 mainly from a favorable court judgement for tax inequality and other tax benefits. A net deferred tax charge of Ps.15,723 was registered in the first half of 2003, compared to a credit of Ps.19,433 in the same period of 2002, resulting from the application of Statement D-4.

During the first half of 2003, the gain from associated companies equaled Ps.76,543, compared to a loss of Ps.2,358 during the same period of 2002. This result is due to an improvement in operating results at Sidor, as well as the recognition of a gain in the net effect of Sidor's debt restructure.

Tavsa's net loss for the first half of 2003 was Ps.19,920, compared to a net loss of Ps.132,460 for the same period of 2002. This reduction in loss was mainly due to lower exchange related loss. Minority interest associated with these results represented a loss of Ps.5,976 in the first half of 2003, compared to a loss of Ps.39,738 in the same period of 2002.

Tamsa's financial debt was Ps.1,472,291 (US$140.5 million) as of June 30, 2003, compared to Ps.1,736,136 (US$166.5 million) as of June 30, 2002. The deferred tax liability as of June 30, 2003 equaled Ps.2,459,543.

Cash and cash equivalents, as of June 30, 2003, decreased to Ps.201,066 (US$19.2 million), compared to Ps.734,413 (US$70.4 million) as of June 30, 2002, mainly due to: a contribution to associated companies, a dividend payment and the first payment to the syndicated loan.

Tamsa's interest coverage ratio was 73.6 to 1 at June 30, 2003, compared to 36.7 to 1 at June 30, 2002.

During the first half of 2003, Tamsa produced 364,571 metric tons of steel, compared to 409,316 metric tons of steel in the same period of 2002. Tamsa produced 309,418 metric tons of finished pipes during the first half of 2003, compared to 336,468 metric tons in the same period of 2002.

Some of the statements contained in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.



Tubos de Acero de Mexico, S.A. and Subsidiaries

Sales Volume
(Metric tons)
                                                        Three months ended June 30,

                                                             2003                    2002        % Change

Domestic petroleum pipes                                    39,303                  21,468                 83.1%
Non-oil related domestic customers                          12,610                  11,327                 11.3%
Exports                                                    103,953                 120,157                -13.5%
Tavsa                                                        4,949                   7,342                -32.6%
Riga                                                         1,524                   2,103                -27.5%
Steel and others                                             3,592                   3,571                  0.6%
                                           ------------------------------------------------

Total sales volume                                         165,931                 165,968                  0.0%


Sales Volume
(Metric tons)
                                                        Six months ended June 30,

                                                             2003                    2002        % Change

Domestic petroleum pipes                                    67,925                  40,101                 69.4%
Non-oil related domestic customers                          24,830                  21,008                 18.2%
Exports                                                    220,231                 258,862                -14.9%
Tavsa                                                        9,487                  15,245                -37.8%
Riga                                                         3,032                   4,110                 26.2%
Steel and others                                             6,575                   5,847                 12.5%
                                           ------------------------------------------------

Total sales volume                                         332,080                 345,173                 -3.8%







Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Earnings
Three months ended June 30, 2003 and 2002
Presented in thousands of Mexican pesos, except per share data, with purchasing power as of June 30, 2003

                                                                         2003                           2002

                                                                       Unaudited                     Unaudited

Net sales                                                      Ps.        1,813,608           Ps.        1,589,217
Cost of products sold                                                   (1,209,727)                      (986,945)
Selling, general and administrative expenses                              (330,791)                      (277,196)
                                                                    ----------------              -----------------
Operating profit                                                            273,090                        325,076
Comprehensive financing result                                               10,815                      (137,121)
Other income (expenses) - net                                                20,053                        (8,529)
                                                                    ----------------              -----------------
Income before the following items:                                          303,958                        179,426
Income tax, asset tax and employees' statutory profit sharing             (150,445)                        268,873
Deferred income tax                                                          21,665                       (72,363)
                                                                    ----------------              -----------------
Income before equity in associated companies                                175,178                        375,936
Equity in gain of associated companies                                      125,629                         53,687
                                                                    ----------------              -----------------
Net income of the period                                       Ps.          300,807           Ps.          429,623
                                                                    ================              =================
Net income corresponding to majority shareholders              Ps.          300,414           Ps.          459,619
Minority interest in gain (loss) of consolidated subsidiary                     393                       (29,996)
                                                                    ----------------              -----------------
Net income of the period                                       Ps.          300,807           Ps.          429,623
                                                                    ================              =================

Income per share                                               Ps.             0.89           Ps.             1.27
                                                                    ================              =================
Income per share of majority shareholders                      Ps.             0.89           Ps.             1.35
                                                                    ================              =================




Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Earnings
Six months ended June 30, 2003 and 2002
Presented in thousands of Mexican pesos, except per share data, with purchasing power as of June 30, 2003

                                                                         2003                           2002

                                                                       Unaudited                     Unaudited

Net sales                                                      Ps.        3,532,030           Ps.        3,132,829
Cost of products sold                                                   (2,258,577)                    (1,910,613)
Selling, general and administrative expenses                              (626,672)                      (568,595)
                                                                    ----------------              -----------------
Operating profit                                                            646,781                        653,621
Comprehensive financing result                                               12,224                      (172,241)
Other income (expenses) - net                                                26,201                        (4,349)
                                                                    ----------------              -----------------
Income before the following items:                                          685,206                        477,031
Income tax, asset tax and employees' statutory profit sharing             (340,561)                         25,169
Deferred income tax                                                        (15,723)                         19,433
                                                                    ----------------              -----------------
Income before equity in associated companies                                328,922                        521,633
Equity in loss of associated companies                                       76,543                        (2,358)
                                                                    ----------------              -----------------
Net income of the period                                       Ps.          405,465           Ps.          519,275
                                                                    ================              =================
Net income corresponding to majority shareholders              Ps.          411,441           Ps.          559,013
Minority interest in loss of consolidated subsidiary                        (5,976)                       (39,738)
                                                                    ----------------              -----------------
Net income of the period                                       Ps.          405,465           Ps.          519,725
                                                                    ================              =================

Income per share                                               Ps.             1.20           Ps.             1.53
                                                                    ================              =================
Income per share of majority shareholders                      Ps.             1.21           Ps.             1.65
                                                                    ================              =================






Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Financial Position
June 30, 2003 and 2002
Presented in thousands of Mexican pesos with purchasing power as of June 30, 2003

                                                                           2003                      2002
                                                                         Unaudited                 Unaudited
ASSETS
Current assets:
    Cash and cash equivalents                                    Ps.           201,066      Ps.         734,413
    Accounts and notes receivable                                            3,084,472                2,692,753
    Inventories                                                              1,588,326                1,602,329
    Prepaid expenses and recoverable taxes                                      29,179                   39,560
                                                                     ------------------         ----------------
Total current assets                                                         4,903,043                5,069,055
Non-current assets:
     Accounts receivable                                                       326,243                        -
     Investments in associated companies                                       613,370                  585,496
     Property, plant and equipment - net                                     8,561,788                8,365,768
     Other assets                                                                1,312                   78,772
                                                                     ------------------         ----------------
Total non-current assets                                                     9,502,713                9,030,036
                                                                     ------------------         ----------------
TOTAL ASSETS                                                     Ps.        14,405,756      Ps.      14,099,091
                                                                     ==================         ================
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
    Notes payable to banks and other financial
institutions, including current portion of long term debt        Ps.         1,439,538      Ps.         606,083
    Trade accounts and notes payable                                           748,381                  953,113
    Other accounts payable and accrued expenses                                451,263                  420,994
                                                                     ------------------         ----------------
Total current liabilities                                                    2,639,182                1,980,190
Non-current liabilities:
     Long-term debt                                                             32,753                1,130,053
     Other liabilities and deferred credits                                    171,081                  205,984
     Deferred taxes                                                          2,288,462                2,392,500
                                                                     ------------------         ----------------
Total non-current liabilities                                                2,492,296                3,728,537
                                                                     ------------------         ----------------
TOTAL LIABILITIES                                                Ps.         5,131,478      Ps.       5,708,727
                                                                     ==================         ================
Shareholders' equity:
     Capital stock                                                          10,712,662               10,827,908
     Additional paid-in capital                                              7,080,904                7,808,904
     Accumulated earnings                                                   17,378,827               16,537,421
     Accumulated effect of deferred income tax                             (2,419,616)              (2,419,616)
Cumulative translation adjustment                                            (969,360)                (914,410)
Loss from holding of non-monetary assets                                  (22,491,535)             (22,715,789)
                                                                     ------------------         ----------------
Equity of majority shareholders                                              9,292,626                8,396,418
Minority interest in consolidated subsidiaries                                (18,348)                  (6,054)
                                                                     ------------------         ----------------
Total Shareholders' Equity                                                  9,274,278)                8,390,364
                                                                     ------------------         ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       Ps.        14,405,756      Ps.      14,099,091
                                                                     ==================         ================




Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Changes In Financial Position
Six months ended June 30, 2003 and 2002
Presented in thousands of Mexican pesos with purchasing power as of June 30, 2003

                                                                                2003                     2002
                                                                             Unaudited                 Unaudited
Resources provided by operations
Net income of the period                                                      Ps.405,465                Ps.519,275
Adjustments to reconcile net income to resources provided by operating activities:
     Depreciation and other                                                      252,233                   236,025
     Deferred income tax                                                          15,723                  (19,433)
     Equity in (gain) loss of associated companies                              (76,543)                     2,358
     Exchange (gain) loss which did not require resources                       (43,357)                    38,435
Increase in accounts receivable, notes receivable, prepaid expenses
and recoverable taxes                                                          (766,746)                 (780,774)
(Increase) decrease in inventories                                              (20,252)                   166,285
(Decrease) increase in trade accounts and other accounts payable and
accrued expenses                                                               (124,762)                   372,631
                                                                        ---------------------    ----------------------
     Total adjustments                                                         (763,704)                    15,527
                                                                        ---------------------    ----------------------
Resources provided by operations                                               (358,239)                   534,802
Resources used in investing activities:
Interest in subsidiaries and associated companies                               (18,478)                         -
Purchases of property, plant and equipment - net                               (239,602)                 (112,205)
                                                                        ---------------------    ----------------------
Resources used in investing activities                                         (258,080)                 (112,205)
                                                                        ---------------------    ----------------------
Resources used in financing activities                                         (588,632)                 (284,160)
Net (decrease) increase in cash                                              (1,204,951)                   138,437
Cash at beginning of period                                                    1,406,017                   595,976
                                                                        ---------------------    ----------------------
Cash at end of period                                                         Ps.201,066                Ps.734,413
                                                                        =====================    ======================
